                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                                (Amendment No.)*


                                 Vsource, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  92908B 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                     Mercantile Equity Partners III, L.P.
                          Attention: I. Steven Edelson
                               1372 Sherman Road
                           Northbrook, Illinois 60062
                                 (847) 509-3711


                                with a copy to:
                            Michael H. Altman, Esq.
                                Altheimer & Gray
                             10 South Wacker Drive
                            Chicago, Illinois 60606
                                 (312) 715-4961
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 June 25, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92908B 10 5             13D                                     PAGE 2
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Mercantile Equity Partners III, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    N/A
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    170,125(1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    170,125(1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     170,125(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.8%(2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------

(1) Mercantile Equity Partners III, L.P. ("MEP,LP") directly holds 91,161 shares of Series 1-A Convertible Preferred Stock, which are convertible into 170,125 shares of Common Stock.
(2)  Based on 21,439,664 shares of Common Stock outstanding, as described in
     Item 5 hereof.

CUSIP NO. 92908B 10 5             13D                                     PAGE 3
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Mercantile Equity Partners III, L.L.C.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    N/A
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    170,125(1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    170,125(1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     170,125(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.8%(2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

(1) Solely in its capacity as general partner of MEP LP, which directly hold 91,161 shares of Series 1-A Convertible Preferred Stock, which are convertible into 170,125 shares of Common Stock.
(2)  Based on 21,439,664 shares of Common Stock outstanding, as described in
     Item 5 herein.

CUSIP NO. 92908B 10 5             13D                                     PAGE 4
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Mercantile Capital Partners I, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    N/A
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    1,245,089(1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    1,245,089(1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,245,089(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.5%(2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------

(1) Mercantile Capital Partners I, L.P. ("MCP") directly holds 624,025 shares of Series 2-A Convertible Preferred Stock which are convertible into 1,190,777 shares of Common Stock and has a currently exercisable Warrant to purchase 54,312 shares of Common Stock.
(2)  Based on 21,439,664 shares of Common Stock outstanding, as described in
     Item 5 herein.

CUSIP NO. 92908B 10 5             13D                                     PAGE 5
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Mercantile Capital Group, LLC
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    N/A
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    1,245,089(1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    1,245,089(1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,245,089(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.5%(2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

(1) Solely in its capacity as the general partner of MCP. MCP directly holds 624,025 shares of Series 2-A Convertible Preferred Stock which are convertible into 1,190,777 shares of Common Stock and has a currently exercisable Warrant to purchase 54,312 shares of Common Stock.
(2)  Based on 21,439,664 shares of Common Stock outstanding, as described in
     Item 5 herein.

CUSIP NO. 92908B 10 5             13D                                     PAGE 6
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Mercantile Capital Management Corp.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    N/A
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    1,245,089(1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    1,245,089(1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,245,089(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.5%(2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

(1) Solely in its capacity as the manager of Mercantile Capital Group, LLC ("MCG"), which is the general partner of MCP. MCP directly holds 624,025 shares of Series 2-A Convertible Preferred Stock which are convertible into 1,190,777 shares of Common Stock and has a currently exercisable Warrant to purchase 54,312 shares of Common Stock.
(2)  Based on 21,439,664 shares of Common Stock outstanding, as described in
     Item 5 herein.

'
CUSIP NO. 92908B 10 5             13D                                     PAGE 7
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Michael A. Reinsdorf
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    N/A
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    7,161
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    1,415,215(1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    7,161
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,415,215(1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,422,376(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.2%(2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

(1) Solely in his capacity as (a) a managing member of Mercantile Equity Partners III, LLC ("MEP, LLC") which is the general partner of MEP, LP, (b) a member of MCG, and (c) a member of the Investment Committee of Mercantile Capital Management Corp. ("MCM"). MEP, LP directly holds 91,161 shares of Series 1-A Convertible Preferred Stock which are convertible into 170,125 shares of Common Stock. MCG is the general partner of MCP, which directly holds 624,025 shares of Series 2-A Convertible Preferred Stock which are convertible into 1,190,777 shares of Common Stock and has a currently exercisable Warrant to purchase 54,312 shares of Common Stock.
(2)  Based on 21,439,664 shares of Common Stock outstanding, as described in
     Item 5 herein.

CUSIP NO. 92908B 10 5             13D                                     PAGE 8
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    I. Steven Edelson
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    N/A
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    7,161
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    1,415,215(1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    7,161
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,415,215(1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,422,376(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.2%(2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

(1) Solely in his capacity as (a) a managing member of MEP, LLC, the general partner of MEP, LP, (b) a member of MCG, the general partner of MCP, and
     (c) a member of the Investment Committee of MCM. MEP, LP directly holds 91,161 shares of Series 1-A Convertible Preferred Stock which are convertible into 170,125 shares of Common Stock. MCP directly holds 624,025 shares of Series 2-A Convertible Preferred Stock which are convertible into 1,190,777 shares of Common Stock and has a currently exercisable warrant to purchase 54,312 shares of Common Stock.
(2)  Based on 21,439,664 shares of Common Stock outstanding, as described in
     Item 5 herein.

CUSIP NO. 92908B 10 5             13D                                     PAGE 9
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    The Edelson Family Trust dated September 17, 1997
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    N/A
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    170,125(1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    170,125(1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     170,125(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.8%(2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

(1) Solely in its capacity as a managing member of MEP, LLC, which is the general partner of MEP,LP. MEP,LP directly holds 91,161 shares of Series 1-A Convertible Preferred Stock, which are convertible into 170,125 shares of Common Stock.
(2)  Based on 21,439,664 shares of Common Stock outstanding, as described in
     Item 5 herein.

CUSIP NO. 92908B 10 5             13D                                    PAGE 10
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Nathaniel C. A. Kramer
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    N/A
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    1,245,089(1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,245,089(1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,245,089(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.5%(2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

(1) Solely in his capacity as (a) a member of MCG, and (b) a member of the Investment Committee of MCM. MCG is the general partner of MCP. MCP directly holds 624,025 shares of Series 2-A Convertible Preferred Stock which are convertible into 1,190,777 shares of Common Stock and has a currently exercisable Warrant to purchase 54,312 shares of Common Stock.
(2)  Based on 21,439,664 shares of Common Stock outstanding, as described in
     Item 5 herein.

Item 1.  Security and Issuer.

         This statement on Schedule 13D relates to the shares of common stock, $0.01 par value (the "Common Stock") of Vsource, Inc., a Delaware corporation ("Issuer").

         The principal executive offices of Issuer are located at 5740 Ralston Street, Suite 110, Ventura, California 93003.

Item 2.  Identity and Background.

         (a)

         Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this
Schedule 13D on behalf of Mercantile Equity Partners III, L.P. ("MEP LP"), Mercantile Equity Partners III, L.L.C. ("MEP LLC"), Mercantile Capital Partners I, L.P. ("MCP"), Mercantile Capital Group ("MCG"), Mercantile Capital Management Corp. ("MCM."), Michael A. Reinsdorf ("Mr. Reinsdorf"), I. Steven Edelson ("Mr. Edelson"), The Edelson Family Trust dated September 17, 1997 (the "Trust"), and Nathaniel C. A. Kramer ("Mr. Kramer"). MEP, LP, MEP, LLC, MCP, MEC Group, MCM Corp., Mr. Reinsdorf, Mr. Edelson, the Trust and Mr. Kramer are sometimes hereinafter referred to collectively as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13d-5(b)(1) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a "group" exists.

         (b)-(c)

         MEP, LP

         MEP, LP is an Illinois limited partnership, the principal business of which is making the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of MEP, LP, which also serves as its principal office, is 1372 Shermer Road, Northbrook, Illinois 60062. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to MEP, LLC, the general partner of MEP, LP, is set forth below.

         MEP, LLC

         MEP, LLC is an Illinois limited liability company, the principal business of which is managing entities whose principal business is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of MEP, LLC, which also serves as its principal office, is 1372 Shermer Road, Northbrook, Illinois 60062. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to Mr. Reinsdorf, Mr. Edelson and the Trust, the managing members of MEP, LLC, is set forth below.

         MCP

         MCP is an Illinois limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of MCP, which also serves as its principal office, is 1372 Shermer Road, Northbrook, Illinois 60062. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to Mercantile Capital Group, LLC, the general partner of MCP, is set forth below.

         MCG

         MCG is a Delaware limited liability company, the principal business of which is managing entities whose principal business is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of MCG, which also serves as its principal office, is 1372 Shermer Road, Northbrook, Illinois 60062. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to Mr. Reinsdorf, Mr. Edelson and Mr. Kramer, the members of MCG, and MCM, the non-member manager of MCG, is set forth below.

         MCM

         MCM is an Illinois corporation, the principal business of which is managing MCG. The principal business address of MCM, which also serves as its principal office, is 1372 Shermer Road, Northbrook, Illinois 60062. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to Mr. Reinsdorf, Mr. Edelson and Mr. Kramer, the sole shareholders of MCM, is set forth below.

         Mr. Reinsdorf

         Mr. Reinsdorf's business address is 1372 Shermer Road, Northbrook, Illinois 60062. Mr. Reinsdorf is a managing member of MEP, LLC, a member of MCG and a member of the Investment Committee of MCM. His principal occupation or employment is engaging in financial activities.

         Mr. Edelson

         Mr. Edelson's business address is 1372 Shermer Road, Northbrook, Illinois 60062. Mr. Edelson is a managing member of MEP, LLC, a member of MCG and a member of the Investment Committee of MCM. His principal occupation or employment is engaging in financial activities.

         The Trust

         The Trust's business address is c/o I. Steven Edelson, 3010 Floral Drive, Northbrook, Illinois 60062. The principal business of the Trust is as a private family trust.

         Mr. Kramer

         Mr. Kramer's business address is 641 Lexington Avenue, Suite 1450, New York, New York 10022. Mr. Kramer is a member of MCG and a member of the Investment Committee of MCM. His principal occupation or employment is engaging in financial activities.

         (d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) MCG is a Delaware entity. MEP, LP, MEP, LLC, MCP, MCM, and the Trust are all Illinois entities. Mr. Reinsdorf, Mr. Edelson and Mr. Kramer are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         The source and amount of funds or other consideration used by the Reporting Persons to purchase the shares of Series 1-A Convertible Preferred Stock consisted of $248,897.50 of working capital invested by Mr. Edelson, Mr. Reinsdorf and by the members of MEP, LP.

         The source and amount of funds or other consideration used by the Reporting Persons to purchase the 624,025 shares of Series 2-A Convertible Preferred Stock and the Warrant for 54,312 shares of Common Stock consisted of $4,000,000 of working capital invested by the partners of MCP. The "Warrant" means the Warrant dated September 18, 2000 issued to MCP to purchase 54,312 shares of Common Stock of the Issuer at an initial exercise price of $6.41 per share. The form of Warrant is attached as an exhibit hereto and is incorporated herein by reference.

         The source and amount of funds or other consideration used by the Reporting Persons to purchase a Series A Note (as defined in Item 4 below) consisted of an aggregate of $1,300,000 of working capital invested by the partners of MCP. As described below, the Series A Note is not currently convertible or exercisable, directly or indirectly, for Common Stock of the Issuer, and therefore shares of Common Stock which may underlie such Series A Note are not currently beneficially owned by the Reporting Persons and are not at this time reported on this Schedule 13D.

Item 4.  Purpose of Transaction.

Series 1-A Preferred Stock

         On February 3, 2000, Mercantile VS, LLC ("Mercantile VS") acquired 191,918 shares of Series 1-A Convertible Preferred Stock pursuant to a Subscription Agreement dated February 3, 2000 between the Issuer and Mercantile VS.

         On December 12, 2000, Mercantile VS was dissolved and its shares of Series 1-A Convertible Preferred Stock were distributed to its members, including MEP, LP and Messrs. Edelson and Reinsdorf.

         The Series 1-A Convertible Preferred Stock has the following characteristics:

         - Redemption. The shares of Series 1-A Convertible Preferred Stock are not redeemable by the Issuer or the holder thereof.

         - Voting Rights. The holder of each share of Series 1-A Convertible Preferred Stock has the right to one vote for each share of Common Stock into which such Series 1-A Preferred Stock could then be converted.

         - Conversion. Each share of Series 1-A Convertible Preferred Stock was initially convertible into one share of Common Stock, at the option of the holder thereof at any time after issuance, subject to adjustment in certain circumstances. Each share of Series 1-A Convertible Preferred Stock will automatically be converted into shares of Common Stock immediately upon the closing of a public offering of the Issuer's Common Stock with aggregate gross proceeds of at least $10,000,000 and a per share price to the public of at least five dollars ($5.00), or at the election of the holders of a majority of the outstanding shares of Series 1-A Convertible Preferred Stock. The conversion price is subject to customary adjustment in the event of (a) stock splits and or combinations, (b) certain dividends and distributions, (c) recapitalizations, reclassification or exchange, (d) reorganizations, mergers, consolidations or sales of assets, or
              (e) a sale of shares by the Issuer below the conversion price of the shares of Series 1-A Convertible Preferred Stock. As described below, the issuance on June 25, 2001 of Series A Notes by the Issuer triggered an adjustment of the conversion rate of the Series 1-A Convertible Preferred Stock, such that, following such issuance, each share of Series 1-A Convertible Preferred Stock is convertible into 1.8622 shares of Common Stock.

Series 2-A Preferred Stock

         On September 18, 2000, MCP acquired 624,025 shares of Series 2-A Convertible Preferred Stock and a Warrant to purchase 54,312 shares of Common Stock for an initial exercise price of $6.41 per share pursuant to a Convertible Preferred Stock Purchase Agreement dated July 31, 2000 between the Issuer, MCP and other investors party thereto, as amended.

         The Series 2-A Convertible Preferred Stock has the following characteristics:

         - Redemption. The shares of Series 2-A Convertible Preferred Stock are not redeemable by the Issuer or the holder thereof.

         - Voting Rights. The holder of each share of Series 2-A Convertible Preferred Stock has the right to one vote for each share of Common Stock into which such Series 2-A Preferred Stock could then be converted.

         - Conversion. Each share of Series 2-A Convertible Preferred Stock was initially convertible into one share of Common Stock, at the option of the holder thereof at any time after issuance, subject to adjustment in certain circumstances. Each share of Series 2-A Convertible Preferred Stock will automatically be converted into shares of Common Stock immediately upon the closing of a public offering of the Issuer's Common Stock with aggregate gross proceeds of at least $20,000,000 and a per share price to the public of at least thirteen dollars ($13.00), or at the election of the holders of a majority of the outstanding shares of Series 2-A Convertible Preferred Stock. The conversion price is subject to customary adjustment in the event of (a) stock splits and or combinations, (b) certain dividends and distributions, (c) recapitalizations, reclassification or exchange, (d) reorganizations, mergers, consolidations or sales of assets, or
              (e) a sale of shares by the Issuer below the conversion price of the shares of Series 2-A Convertible Preferred Stock. As described below, the issuance on June 25, 2001 of Series A Notes by the Issuer triggered an adjustment of the conversion rate of the Series 2-A Convertible Preferred Stock, such that following such issuance, each share of Series 2-A Convertible Preferred Stock is convertible into 1.90822 shares of Common Stock.

         - Registration Rights. The holders of shares of Series 2-A Convertible Preferred Stock were granted certain registration rights with respect to such shares as set forth below:

                  1. The Issuer was required to prepare and file a shelf registration statement with the SEC with respect to the shares of Common Stock underlying the shares of Series 2-A Convertible Preferred Stock and the Warrant. If the shelf registration statement was not declared effective before January 18, 2001, then the Issuer was obligated to issue to each holder a warrant to purchase, at an exercise price equal to $6.41, a number of shares of Common Stock equal to the product of (x) two percent (2%) of the number of registrable shares then held by such holder (including registrable shares which may be acquired upon conversion of shares of Series 2-A Convertible Preferred Shares) and (y) a fraction, the numerator of which is the lesser of 450 and the number of days by which the date on which the shelf registration statement is declared effective and the denominator of which is thirty (30); and

                   2. The holders of Series 2-A Convertible Preferred Stock were granted customary piggy back registration rights.

         While the Issuer filed a shelf registration statement pursuant to the provisions described above, and while such registration statement was declared effective by the SEC before January 18, 2001, the Issuer notified the holders of registrable securities thereunder shortly thereafter that such registration statement was unavailable for use, and such registration statement has not been made available for use by the holders of registrable securities thereunder at any time since then. The holders of registrable securities under the Registration Rights Agreement, including MCP, may claim that they are entitled to the warrants described in paragraph 1 above. No such warrants have been issued and, therefore, as of the date of this Schedule 13D, no Reporting Person beneficially owns any of the shares of Common Stock of the Issuer which might be issuable upon exercise of such warrant, if and when it is issued.

         Pursuant to the terms of the Warrant, MCP may purchase 54,312 shares of Common Stock (the "Warrant Shares"). The initial exercise price was $6.41 per share. MCP may purchase some or all of the Warrant Shares at any time or from time to time until September 17, 2005. The number of Warrant Shares and/or the exercise price per share (i.e., $6.41) are subject to customary adjustment in the event of (a) stock splits and or combinations, (b) certain dividends and distributions, (c) recapitalizations, reclassification or exchange, (d) reorganizations, mergers, consolidations or sales of assets, or (e) a sale of shares below the exercise price. As described below, the issuance on June 25, 2001 of Series A Notes by the Issuer triggered an adjustment of the exercise price of the Warrant to $3.36 per share. There was no adjustment to the number of Warrant Shares to which the Warrant was subject. MCP acquired the Warrant for investment purposes.

NetCel 360 Closing.

         On June 22, 2001, pursuant to an Acquisition Agreement dated as of May 24, 2001, as amended (the "NetCel360 Acquisition Agreement"), the Issuer consummated the acquisition of substantially all of the assets of NetCel360 Holdings Limited ("NetCel360") and issued 2,774,243 shares of Common Stock to NetCel360 as consideration for such assets. In addition, subject to any claims of indemnification the Issuer may make under the NetCel360 Acquisition Agreement, the Issuer will issue to NetCel360 an additional 935,486 shares of Common Stock on or before December 22, 2001.

         Asia Internet Investment Group I, LLC ("AIIG") owns equity interests in NetCel360 representing, in the aggregate, approximately 3.2% of the economic interests in NetCel360. MEP, LP has a 25% equity interest in AIIG, and Messrs. Edelson, Reinsdorf and Kramer are each controlling persons of the managing member of the general partner of the managing member of AIIG. Because neither AIIG nor any of the Reporting Persons has any power to vote or to direct the vote, or power to dispose or direct the disposition, of any of the shares of Common Stock of the Issuer held by NetCel360, none of such shares are reported at this time in this Schedule 13D. The Reporting Persons estimate that if NetCel360 were to distribute to its equityholders all of the shares of Common Stock of the Issuer received by it on June 22, 2001, AIIG would receive approximately 88,775 shares of Common Stock (or 0.4% of the outstanding shares of Common Stock) in such distribution.

         Under the NetCel360 Acquisition Agreement, the Issuer granted to NetCel360 and its stockholders certain registration rights with respect to the shares of Common Stock held by NetCel360 and such holders. In particular, the Issuer agreed to prepare and file a shelf registration statement with the SEC with respect to such shares of Common Stock by December 22, 2001.

         As a part of the acquisition of NetCel360's assets, the Issuer assumed NetCel360's obligations under an Amended and Restated Bridge Loan Agreement dated as of May 24, 2001, as amended (the "Bridge Loan Agreement"). Under the Bridge Loan Agreement, the Issuer guarantees the obligations of NetCel360.com Ltd., a wholly-owned subsidiary of the Issuer (the "Borrower"), under the Bridge Loan Agreement. The Bridge Loan Agreement also provides that the Borrower may, at its sole discretion, prior to a relevant deadline, elect (i) to discharge all of its obligations with respect to the "Tranche A" loans thereunder by delivery of a number of shares of Common Stock of the Issuer equal to the then-outstanding principal amount and interest of such Tranche A loans divided by $0.20; provided that in certain circumstances certain Tranche A lenders other than AIIG may elect to receive in lieu of such shares of Common Stock payment of cash equal to one-half of the then-outstanding principal amount and interest of such Tranche A lender's Tranche A loan; and (ii) to discharge all of its obligations with respect to the "Tranche B" loans thereunder by delivery of a number of shares of Common Stock of the Issuer equal to the then-outstanding principal amount and interest of such Tranche B loans divided by $0.10. The $0.20 and $0.10 exchange factors described in the immediately preceding sentence are subject to customary adjustment in the event of (a) stock splits and or combinations, (b) certain dividends and distributions, (c) recapitalizations, reclassification or exchange, (d) reorganizations, mergers, consolidations or sales of assets, or (e) a sale of shares below such $0.10 per share. In addition, in order for the Borrower to exercise its rights to deliver shares of Common Stock of the Issuer, the Issuer must agree to grant to the lenders to whom shares of Common Stock are so delivered registration rights (and in particular, the Issuer must agree to prepare and file a shelf registration statement with the SEC with respect to such shares of Common Stock by the later of December 22, 2001 or the issuance of such shares.

         AIIG is a Tranche A lender under the Bridge Loan Agreement with respect to $44,012 original principal amount of Tranche A loans, and a Tranche B lender under the Bridge Loan Agreement with respect to $250,000 original principal amount of Tranche B loans. Because the issuance of shares of Common Stock of the Issuer is solely within the discretion of the Borrower, AIIG and the Reporting Persons do not currently beneficially own any of such shares and none of such shares are reported at this time in this Schedule 13D.

Series A Notes.

         On June 25, 2001, pursuant to a Convertible Note Purchase Agreement dated as of June 25, 2001 (the "Series A Purchase Agreement") the Issuer issued $2.3 million in original principal amount of convertible promissory notes ("Series A Notes"), with the terms described below. MCP purchased a Series A Note on such date from the Company in the original principal amount of $1.3 million.

         The Series A Notes bear interest at 10.0% per annum and mature on June 30, 2003. Certain wholly-owned subsidiaries of the Issuer have guaranteed the Issuer's obligations under the Series A Notes. The Series A Notes are subordinated to the loans under the Bridge Loan Agreement. At any time, a holder of a Series A Note may elect to convert the Series A Note into a number of shares of Series 3-A Preferred Stock of the Issuer determined by dividing the outstanding principal and interest on the Series A Note by $60. All Series A Notes shall be automatically so converted upon the election of the holders of Series A Notes representing 75% of the outstanding principal amount of all then-outstanding Series A Notes. The $60 conversion price described above is subject to customary adjustment in the event of (a) stock splits and or combinations, (b) certain dividends and distributions, and (c) recapitalizations, reclassification or exchange.

         The Series 3-A Preferred Stock to be issued upon conversion of a Series A Note will have the following characteristics:

         - Redemption. In the event that the Conversion Conditions (as defined below) are not satisfied prior to February 15, 2002 or the Conversion Conditions fail to be satisfied at any time after February 15, 2002, then at any time after June 30, 2002, the Issuer shall have the right to redeem all shares of Series 3-A Preferred Stock then outstanding at a price per share equal to the Redemption Amount (as defined below). Also, if at any time after February 15, 2002, the Conversion Conditions are not satisfied, then at any time on or after the earlier of June 30, 2002 and a bankruptcy event involving the Issuer, each holder of Series 3-A Preferred Stock may require the Issuer to redeem all or any portion of such holder's shares of Series 3-A Preferred Stock, at a price per share equal to the Redemption Amount. The "Conversion Conditions" are that either (i) there is an effective amendment to the Issuer's certificate of incorporation increasing the authorized shares of Common Stock of the Company to at least 200 million shares and that stockholders of the Issuer have approved the issuance of shares of Common Stock upon conversion of the Series 3-A Preferred Stock; or (ii) the Company has decided not to seek such approvals and the Company has received an opinion of counsel, which has not been withdrawn, to the effect that (x) such approval is not required for the issuance of Common Stock upon conversion of the Series 3-A Preferred Stock;
              (y) such shares of Common Stock, when issued, will be fully paid, validly issued and non-assessable; and (z) such issuance would not violate the rules or regulations of any securities exchange or market on which any of the Issuer's securities are then listed, if any. The "Redemption Amount" with respect to a share of Series 3-A Preferred Stock means an amount in cash equal to the greater of (i) three (3) times the sum of $60 (as adjusted for stock splits, stock dividends and similar transactions) and all accrued but unpaid dividends on such share of Series 3-A Preferred Stock; and (ii) the fair market value of the Common Stock into which such share of Series 3-A Preferred Stock would be convertible (regardless of any limitations or conditions on conversion), provided that such fair market value for purposes of determining the Redemption Amount shall not exceed $0.35 per share of Common Stock (as adjusted for stock splits, stock dividends and similar transactions).

         - Voting Rights. The holder of each share of Series 3-A Convertible Preferred Stock has the right to one vote for each share of Common Stock into which such Series 3-A Preferred Stock could then be converted (without taking into account any restrictions or conditions on such conversion).

         - Conversion. Subject to the Conversion Conditions, each share of Series 3-A Convertible Preferred Stock is initially convertible at the option of the holder thereof into a number of shares of Common Stock determined by dividing the sum of $60 (as adjusted for stock splits, stock dividends and similar transactions) and all accrued but unpaid dividends on such share of Series 3-A Preferred Stock by $0.10, subject to adjustment in certain circumstances. Each share of Series 3-A Convertible Preferred Stock will automatically be converted into shares of Common Stock at the election of the holders of 75% of the outstanding shares of Series 2-A Convertible Preferred Stock. The conversion price is subject to customary adjustment in the event of (a) stock splits and or combinations, (b) certain dividends and distributions, (c) recapitalizations, reclassification or exchange, (d) reorganizations, mergers, consolidations or sales of assets, or (e) a sale of shares by the Issuer below the conversion price of the shares of Series 3-A Convertible Preferred Stock.

         Pursuant to the Series A Purchase Agreement, the holders of shares of Common Stock received upon conversion of shares of Series 3-A Convertible Preferred Stock received upon conversion of Series

A Notes were granted certain registration rights. In particular, the Issuer is required to prepare and file a shelf registration statement with the SEC on or prior to December 22, 2001 with respect to such shares of Common Stock.

         Because the issuance of shares of Common Stock of the Issuer upon conversion of the Series 3-A Preferred Stock which may be received by MCP upon conversion of the Series A Note held by MCP is subject to the Conversion Conditions, which are beyond the control of MCP, none of the Reporting Persons currently beneficially own any of such shares of Common Stock and none of such shares are reported at this time in this Schedule 13D.

         Under the provisions of the certificate of incorporation and certificates of designation of the Issuer creating the Series 1-A Preferred Stock and the Series 2-A Preferred Stock, the issuance of the Series A Notes by the Issuer triggers an adjustment to the conversion price of the Series 1-A Preferred Stock and the Series 2-A Preferred Stock. Following the sale by the Company of $2.3 million original principal amount of Series A Notes on June 25, 2001, each share of Series 1-A Preferred Stock is now convertible into 1.8662 shares of Common Stock and each share of Series 2-A Preferred Stock is now convertible into 1.90822 shares of Common Stock.

         The Issuer has informed the Reporting Person that it has received a commitment from an investor to purchase an additional $1,000,000 original principal amount of Series A Notes. If such issuance is consummated (and without regard to any other transactions that may occur), following such sale each share of Series 1-A Preferred Stock will be convertible into 2.2397 shares of Common Stock and each share of Series 2-A Preferred Stock will be convertible into
2.3018 shares of Common Stock. The effect of such changes on the beneficial ownership of Common Stock by the Reporting Persons is not reflected in this
Schedule 13D, but, upon consummation of such issuance, will be reported in an amendment to this Schedule 13D.

Series B Notes.

         The Issuer, MCP and certain other prospective purchasers are currently in discussions with respect to the entry by such persons into an Exchangeable Note and Warrant Purchase Agreement (the "Series B Purchase Agreement") pursuant to which the Issuer intends to issue $4.1 million in original principal amount of convertible promissory notes ("Series B Notes"), with the terms described below and warrants ("Series B Warrants") to purchase an aggregate of 20,500,000 shares of Common Stock of the Issuer, with the terms described below. MCP has proposed that it will purchase a Series B Note and a Series B Warrant, although the amount of such purchase has not yet been determined. The Issuer, MCP and the other purchasers currently anticipate that the Series B Purchase Agreement will be entered into, and the Series B Notes and Series B Warrants issued by the Issuer, in early July 2001.

         It is currently contemplated that the Series B Notes will have the terms described in this paragraph. Series B Notes will bear interest at 10.0% per annum and mature on June 30, 2003. Certain wholly-owned subsidiaries of the Issuer will guarantee the Issuer's obligations under the Series B Notes. Series B Notes will be automatically exchanged, in part, for Series A Notes upon the occurrence of certain events set forth in the Series B Notes. At any time on or after February 15, 2002, a holder of a Series B Note may elect to exchange the Series B Note for a Series A Note. Series A Notes issued upon exchange of Series B Notes will have the same terms as the Series A Notes described above (including the right to convert such notes into Series 3-A Preferred Stock, with the terms described above).

         It is currently contemplated that the Series B Warrants will have the terms described in this paragraph. The initial exercise price will be $0.10 per share of Common Stock ("Warrant Shares"). The holder of the Series B Warrant may purchase some or all of the Warrant Shares at any time or from time to time until the fifth anniversary of the issuance of the Series B Warrant. The number of Warrant Shares and/or the exercise price per share (i.e., $0.10) will be subject to customary adjustment in the event of (a) stock splits and or combinations, (b) certain dividends and distributions, (c) recapitalizations, reclassification or exchange, (d) reorganizations, mergers, consolidations or sales of assets, or (e) a sale of shares below the conversion price. The Conversion Conditions for the Series B Warrant will be the same as those for the Series 3-A Preferred Stock, described above, except that the approvals and opinions described shall apply to the shares of Common Stock of the Issuer to be issued on exercise of the Series B Warrant. If at any time after February 15, 2002, such Conversion Conditions are not satisfied, then the holder of the Series B Warrant may require the Issuer to redeem all or any portion of such Series B Warrant for an amount in cash equal to the product of the number of shares of Common Stock into which the Series B Warrant could have been exercised had the Conversion Conditions been met multiplied by the greater of (i) $0.30 (as adjusted for stock splits, stock dividends and similar transactions); and
(ii) the fair market value of a share of Common Stock, provided that such fair market value for purposes of this calculation not exceed $0.35 per share of Common Stock (as adjusted for stock splits, stock dividends and similar transactions).

         Because both (x) the issuance of shares of Common Stock of the Issuer upon conversion of the Series 3-A Preferred Stock which may be received by MCP upon conversion of a Series A Note received upon exchange of the Series B Note to be purchased by MCP; and (y) the issuance of shares of Common Stock of the Issuer upon exercise of the Warrant, will be subject to the Conversion Conditions, which are beyond the control of MCP, none of the Reporting Persons will, following MCP's purchase of a Series B Note and a Series B Warrant, beneficially own any of such shares of Common Stock and none of such shares are reported at this time in this Schedule 13D. The issuance of Series B Notes and Series B Warrants by the Issuer will have an effect on the conversion ratios of the Series 1-A Convertible Preferred Stock and of the Series 2-A Convertible Preferred Stock. The effect of such changes on the beneficial ownership of Common Stock by the Reporting Persons is not reflected in this Schedule 13D, but, upon consummation of the issuance of the Series B Notes and the Series B Warrants, will be reported in an amendment to this Schedule 13D.

General.

         In the documentation entered into in connection with the purchase of the Series 2-A Convertible Preferred Stock and the Warrant, MCP received certain visitation and board observer rights until the fifth anniversary of the closing, so long as MCP and its affiliates own at least one percent (1%) of the voting securities of the Issuer. In addition, on January 18, 2001, Messrs. Edelson and Kramer were appointed as directors of the Issuer and Mr. Edelson was appointed as Acting Chairman (non-executive) of the Issuer. Consistent with such rights and such positions, the Reporting Persons have had, and may have in the future, discussions with management of the Issuer concerning the Issuer's operating history as well as the Issuer's general business outlook and prospects.

         Depending on market conditions and other factors that each may deem material to its investment decision, each of the Reporting Persons may purchase additional Common Shares in the open market or in private transactions or may dispose of all or a portion of the Common Shares that such Reporting Person now owns or hereafter may acquire. In addition, Messrs. Edelson and Kramer may make proposals and take such other actions as are commensurate with their rights and duties as directors.

         Other than as described in Item 3 and this Item 4, none of the Reporting Persons have any plans or proposals which relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D (although they reserve the right to develop such plans).

         The above summary of the terms of the shares of Series 1-A Convertible Preferred Stock, the shares of Series 2-A Convertible Preferred Stock, the Warrant, the Registration Rights Agreement, the Series A Note Purchase Agreement, the Series A Note, and the shares of Series 3-A Preferred Stock, is qualified in its entirety by reference to the exhibits attached hereto and expressly incorporated herein by this reference.

Item 5.  Interest in Securities of the Issuer.

         Each of the calculations in this Item 5 are based on 21,439,664 shares of Common Stock outstanding. This number reflects 18,665,451 shares of Common Stock outstanding as of June 6, 2001, as reported in the Issuer's most recent Form 10Q plus the 2,774,213 shares of Common Stock issued to NetCel360 on June 22, 2001, as described above. For purposes of calculating the beneficial ownership of each of the Reporting Persons, as required by the rules of the SEC, it is assumed that only the securities convertible into Common Stock held by such Reporting Person is so converted.

         (a)(b)

         MEP, LP

         MEP, LP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner, with sole voting power and sole dispositive power, of 170,125 shares of Common Stock (upon conversion of 91,161 shares of Series 1-A Convertible Preferred Stock) which constitutes approximately 0.8% of the issued and outstanding shares of Common Stock.

         MEP, LLC

         As the sole general partner of MEP, LP, MEP, LLC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner, with sole voting power and sole dispositive power, of 170,125 shares of Common Stock (upon conversion of 91,161 shares of Series 1-A Convertible Preferred Stock) which constitutes approximately 0.8% of the issued and outstanding shares of Common Stock.

         MCP

         MCP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner, with sole voting power and sole dispositive power, of 1,245,089 shares of Common Stock (upon (a) conversion of 624,025 shares of Series 2-A Convertible Preferred Stock into 1,190,777 shares of Common Stock, and (b) exercise of the Warrant for 54,312 shares of Common Stock) which constitutes approximately 5.5% of the issued and outstanding shares of Common Stock.

         MCG

         As the sole general partner of MCP, MCG may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner, with sole voting power and sole dispositive power, of 1,245,089 shares of Common Stock (upon (a) conversion of 624,025 shares of Series 2-A Convertible Preferred Stock into 1,190,777 shares of Common Stock, and (b) exercise of the Warrant for 54,312 shares of Common Stock) which constitutes approximately 5.5% of the issued and outstanding shares of Common Stock.

         MCM

         As the non-member manager of MCG, MCM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner, with sole voting power and sole dispositive power, of 1,245,089 shares of

Common Stock (upon (a) conversion of 624,025 shares of Series 2-A Convertible Preferred Stock into 1,190,777 shares of Common Stock, and (b) exercise of the Warrant for 54,312 shares of Common Stock) which constitutes approximately 5.5% of the issued and outstanding shares of Common Stock.

         Mr. Reinsdorf

         Directly, and as a managing member of MEP, LLC, a member of MCG and a stockholder of MCM, Mr. Reinsdorf may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,422,376 shares of Common Stock (upon (a) conversion of 94,999 shares of Series 1-A Convertible Preferred Stock into 177,287 shares of Common Stock, (b) conversion of 624,025 shares of Series 2-A Convertible Preferred Stock into 1,190,777 shares of Common Stock, and (c) exercise of the Warrant for 54,312 shares of Common Stock) which constitutes approximately 6.2% of the issued and outstanding shares of Common Stock. Of such shares, Mr. Reinsdorf may be deemed to have sole voting power and sole dispositive power with respect to 7,161 shares of Common Stock (upon conversion of 3,837 shares of Series 1-A Convertible Preferred Stock held directly by Mr. Reinsdorf), which constitutes less than 0.1% of the issued and outstanding shares of Common Stock, and shared voting power and shared dispositive power with respect to 1,415,215 shares of Common Stock, which constitutes approximately 6.2% of the issued and outstanding shares of Common Stock.

         Mr. Edelson

         Directly, as a managing member of MEP, LLC, as trustee of the Trust, as trustee of the Mercantile Companies Inc. Money Purchase Plan, as a member of MCG and as a stockholder of MCM, Mr. Edelson may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,422,376 shares of Common Stock (upon
(a) conversion of 94,999 shares of Series 1-A Convertible Preferred Stock into 177,287 shares of Common Stock, (b) conversion of 624,025 shares of Series 2-A Convertible Preferred Stock into 1,190,777 shares of Common Stock, and (c) exercise of the Warrant for 54,312 shares of Common Stock) which constitutes approximately 6.2% of the issued and outstanding shares of Common Stock. Of such shares, Mr. Edelson may be deemed to have sole voting power and sole dispositive power with respect to 7,161 shares of Common Stock (upon conversion of 3,837 shares of Series 1-A Convertible Preferred Stock held directly by Mr. Edelson), which constitutes less than 0.1% of the issued and outstanding shares of Common Stock, and shared voting power and shared dispositive power with respect to 1,415,215 shares of Common Stock, which constitutes approximately 6.2% of the issued and outstanding shares of Common Stock.

         The Trust

         As a managing member of MEP, LLC, the Trust may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner, with shared voting power and shared dispositive power, of 170,125 shares of Common Stock (upon conversion of 91,161 shares of Series 1-A Convertible Preferred Stock) which constitutes approximately 0.8% of the issued and outstanding shares of Common Stock.

         Mr. Kramer

         As a member of MCG and a stockholder of MCM, Mr. Kramer may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner, with shared voting power and shared dispositive power, of 1,245,089 shares of Common Stock (upon (a) conversion of 624,025 shares of Series 2-A Convertible Preferred Stock into 1,190,777 shares of Common Stock and (b) exercise of the Warrant for 54,312 shares of Common Stock) which constitutes approximately 5.5% of the issued and outstanding shares of Common Stock.

         (c) Except as set forth in Item 4 above, none of the Reporting Persons have effected any other transactions in Common Stock during the past sixty (60) days.

         (d) Not applicable.

         (a) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as set forth in this Schedule 13D or in the Exhibits filed herewith and incorporated herein by reference, and except for the Joint Filing Agreement dated July 5, 2001 among the Reporting Persons attached as Exhibit 1 to this Schedule 13D, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the shares of Common Stock of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or power over the shares of Common Stock of the Issuer.

Item 7. Materials to be Filed as Exhibits.

        Exhibit 1                 Statement made pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

        Exhibit 2                 Certificate of Incorporation of the Issuer.

        Exhibit 3                 Certificate of Designation of Series 2-A Convertible Preferred Stock.

        Exhibit 4                 Certificate of Designation of Series 3-A Convertible Preferred Stock.

        Exhibit 5                 Form of Common Stock Warrant.

        Exhibit 6                 Form of Registration Rights Agreement.

        Exhibit 7                 Convertible Note Purchase Agreement.

        Exhibit 8                 Form of Series A Note

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       Dated:  July 5, 2001

                               MERCANTILE EQUITY PARTNERS III, L.P.,
                               an Illinois limited partnership

                               By: Mercantile Equity Partners III, L.L.C., an Illinois limited liability company, its General Partner

                                      By:    /s/ I. Steven Edelson
                                             ------------------------
                                      Name:  I. Steven Edelson
                                      Title: Managing Member

                               MERCANTILE EQUITY PARTNERS III, L.L.C.,
                               an Illinois limited liability company

                               By:    /s/ I. Steven Edelson
                                      -------------------------------
                               Name:  I. Steven Edelson
                               Title: Managing Member

                               MERCANTILE CAPITAL PARTNERS I, LP,
                               an Illinois limited partnership

                               By:    Mercantile Capital Group, LLC,
                                      a Delaware limited liability company,
                                      its general partner

                                      By:   Mercantile Capital Management Corp.,
                                            an Illinois corporation, its manager

                                            By:  /s/ I. Steven Edelson
                                                 -----------------------------
                                                 Name:    I. Steven Edelson
                                                 Title:   President

                               MERCANTILE CAPITAL GROUP, LLC, a Delaware limited liability company

                               By:    Mercantile Capital Management Corp.,
                                      an Illinois corporation, its manager

                                      By:    /s/ I. Steven Edelson
                                             ----------------------------
                                      Name:  I. Steven Edelson
                                      Title: President

                               MERCANTILE CAPITAL MANAGEMENT CORP.,
                               an Illinois corporation, its manager

                               By:    /s/ I. Steven Edelson
                                      ----------------------------
                               Name:  I. Steven Edelson
                               Title: President

                                /s/ Michael A. Reinsdorf
                                -----------------------------------
                                MICHAEL A. REINSDORF, an Individual


                                /s/ I. Steven Edelson
                                -----------------------------------
                                I. STEVEN EDELSON, an Individual

                                THE EDELSON FAMILY TRUST DATED
                                SEPTEMBER 17, 1997

                                By:      /s/ I. Steven Edelson
                                         -------------------------
                                Name:    I. Steven Edelson
                                Title:   Trustee

                                /s/ C. A. Kramer
                                -----------------------------------
                                NATHANIEL C. A. KRAMER, an Individual